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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35199

MAR 01 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Bessemer Investor Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 Fifth Avenue
(No. and Street)

New York (City) New York (State) 10111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter C. Artemiou (732) 694-5439
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2 World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BESSEMER INVESTOR SERVICES, INC.
(S.E.C. I.D. No. 8-35199)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC document

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com


Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

Bessemer Investor Services, Inc.:

We have audited the accompanying statement of financial condition of Bessemer Investor Services, Inc., (the "Company"), (a wholly-owned subsidiary of Bessemer Trust Company, N.A.) as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Bessemer Investor Services, Inc. at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 15, 2002

BESSEMER INVESTOR SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$411,444
Receivables from clearing brokers	302,147
Furniture and equipment (net of accumulated depreciation of $36,928)	77,700
Deferred tax asset	32,212
Other assets	12,552
TOTAL ASSETS	$836,055

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Accrued expenses and other liabilities	$ 54,890
Payable to affiliates	119,829
Taxes payable	7,884
Total liabilities	182,603
SHAREHOLDER'S EQUITY:	
Common stock (authorized - 100,000 shares of $1.00 par value; outstanding - 10,000 shares)	10,000
Additional paid-in capital	240,000
Retained earnings	403,452
Total shareholder's equity	653,452
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$836,055

See notes to statement of financial condition.

BESSEMER INVESTOR SERVICES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

1. NATURE OF OPERATIONS

Bessemer Investor Services, Inc. (the "Company"), a wholly-owned subsidiary of Bessemer Trust Company, N.A. (a subsidiary of The Bessemer Group, Inc. ("BGI")), is a registered broker-dealer with the Securities and Exchange Commission since July 15, 1986.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates in the Preparation of the Statement of Financial Condition - The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America and prevailing industry practices require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents - Cash and cash equivalents include interest-bearing deposits with banks and U.S. Treasury Bills with original maturities of three months or less.

Furniture and Equipment - Furniture and equipment are recorded at cost and are depreciated using the straight-line method over estimated useful lives of ten years for furniture, five years for office equipment and three years for computer equipment.

Fair Value of Financial Instruments - The financial instruments of the Company are reported in the statement of financial condition at market value or fair value, or at carrying amounts that approximate fair value because of the short-term nature of the instruments.

Recently Issued Accounting Pronouncements - The Company adopted the provisions of Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by Statements of Financial Accounting Standards No. 137, *Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133,* and No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities,* and as interpreted by the FASB and the Derivatives Implementation Group through "Statement 133 Implementation Issues." Such adoption did not have any effect on the Company's financial statements.

The Company has also adopted the provisions of Statement of Financial Account Standards No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a replacement of FASB Statement No. 125* (SFAS 140). Adoption of the provisions of SFAS 140 that were effective for fiscal years ending after December 15, 2000 did not have an effect on the Company's financial statements.

Income Taxes - The Company files consolidated Federal, New York State and New York City income tax returns with BGI and, by agreement, the Company's tax liability to BGI is based on its tax as if the Company filed separately. Other state and local taxes are paid by the Company directly.

3. RELATED PARTY TRANSACTIONS

The Company functions as an introducing broker for its sole customer, Bessemer Trust Company, a New Jersey State chartered bank and subsidiary of BGI. The Company clears all of its trades through other brokers on a fully disclosed basis.

4. INCOME TAXES

Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, which requires that deferred tax assets and liabilities be provided for all temporary differences between the book and tax basis of assets and liabilities.

A valuation allowance is required by SFAS No. 109 to adjust a deferred tax asset if after analysis if all the positive and negative evidence, it is more likely than not that some or all of the benefits related to the deferred tax asset(s) will not be realized. No valuation allowance was required as of the date of the financial statements.

5. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commision Uniform (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $491,261, which was $479,088 in excess of its required net capital of $12,173. The Company's net capital ratio was .37 to 1.

6. EMPLOYEE BENEFIT PLANS

All eligible employees of the Company are included in the qualified, non-contributory defined benefit pension and defined contribution plans of BGI. Pension plan benefits are based on the participant's years of service and average final compensation, as defined.

7. CONCENTRATION OF CREDIT RISK

The Company, whose counterparties are broker/dealers, engages in brokerage activities. In the event counterparties do not fulfill their obligation, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty. It is the Company's policy to review, as necessary, the credit worthiness of the counterparties with which it conducts business.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

February 15, 2002

Bessemer Investor Services, Inc.
630 Fifth Avenue
New York, New York 10111

Dear Sirs:

In planning and performing our audit of the financial statements of Bessemer Investor Services, Inc. (the "Company") (a wholly-owned subsidiary of Bessemer Trust Company, N.A.) for the year ended December 31, 2001 on which we issued our report dated February 15, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including controls for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP